Exhibit 99.4

FOR IMMEDIATE RELEASE – March 29, 2012

Anchor Funding Services, Inc. reports net income from continuing operations of $279,225 for the year ended December 31, 2011 as compared to $11,264 for the comparable period of the prior year.

Boca Raton, Fl. (PR Newswire) March 29, 2012 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results of operations for the year ended December 31, 2011. Anchor reported calendar 2011 finance revenues from continuing operations decreased to $2,404,542 as compared to $2,514,394 for 2010, a 4.4% decrease.   The change in revenue was primarily due to the loss of a major customer which was partially offset by an increase in business from existing clients and new clients.  This major customer accounted in calendar 2011 for approximately $95,000 in revenues as compared to approximately $387,000 for 2010.  The decrease in net finance revenues was offset by reduced operating expenses and interest expense resulting in calendar 2011 net income from continuing operations of $279,225 as compared to 2010 net income from continuing operations of $11,264.

In November 2011, Anchor reported that it had entered into a Rediscount Credit Facility with a Commercial Bank that became effective November 30, 2011and replaced its existing credit facility reducing Anchor’s cost of funds. The maximum amount that can be borrowed under the facility is $10 million and the Bank will advance up to 80% of Anchor’s advances to its clients. Had this facility been in place as of January 1, 2011, Management estimates that calendar 2011 net income from continuing operations would have been approximately $411,000.

Morry F. Rubin, CEO, stated "We are excited about our profitable results from continuing operations and our new credit facility which will make us more competitive in the marketplace with the ability to fund larger transactions. Since having completed our private placement of convertible preferred securities in April 2007, we have organically grown the portfolio from less than a dozen clients in a few states to servicing more than 130 companies in over 30 states in calendar 2011. We are focused on adding additional credit worthy clients to our national portfolio and seeking acquisition opportunities.”

We are excited about our future expansion opportunities and will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-K can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anchor to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and Anchor’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O.  561-961-5000
Email: mrubin@anchorfundingservices.com